September 25, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Erin E. Martin, Special Counsel

RE:                           Merchants Bancorp

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted September 12, 2017

CIK No. 0001629019

Dear Ms. Martin:

On behalf of Merchants Bancorp (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in that letter dated September 22, 2017 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has publicly filed its Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on September 12, 2017; page numbers and other similar references used in the Company’s responses refer to the Registration Statement.

Risk Factors

“Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations,”  page 19

1.                                      We note your revisions in response to comment 5.  In order to provide appropriate context to investors, please disclose the risks that brokered deposits specifically present compared to other sources of funding.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 19 and 75 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Loan Origination Guidelines, page 50

2.                                      We note your disclosure that commercial and commercial real estate loans are underwritten in accordance with “appropriate loan to value and debt service coverage ratios, and include other financial covenants including leverage ratios where we deem necessary.”  Please revise your disclosure to discuss the loan-to-value, debt coverage ratio or leverage ratio ranges specified by your underwriting policy.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 50 of the Registration Statement.

Interest Rate Risk, page 79

3.                                      We note your response to comment 7 and the revised disclosures on page 80.  Please expand your disclosure to specify the policy limits for interest rate risk set by the Asset-Liability Committee of the board of directors. Describe what remediation actions could be taken if you were not within your policy limits.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 80 of the Registration Statement.

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (317) 238-6249 or Robert J. Wild at (312) 235-1119.

Respectfully,

/s/ Michael J. Messaglia
Michael J. Messaglia

cc:                                John Macke, Chief Financial Officer, Merchants Bancorp